January 6, 2021

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On November 13, 2020, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Adaptive Growth Opportunities ETF (the “Fund”). On December 17, 2020, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. In the introduction to the Fee Table, revise the disclosure to comply with the updates to Form N-1A.
Response. The Registrant has revised the introduction to the Fee table as requested.
Comment 2. In “Principal Investment Strategies”, please clarify how much the Fund invests directly and how much indirectly through Portfolio Funds and which investments are made by the Fund directly and which are made indirectly through Portfolio Funds. Please also clarify in which “securities” the Fund may invest directly in the first paragraph.
Response. The Registrant has revised the disclosure as follows:
The Advisor seeks to achieve the Fund’s investment objective of total return by investing in other investment companies, including mutual funds and exchange-traded funds that are registered under the Investment Company Act of 1940, as amended (the "1940 Act”) and not affiliated with the Fund (“Portfolio Funds”) or by making direct investments ~~in securities based upon institutional research~~. The Fund’s portfolio will consist of a mix of direct and indirect investments through Portfolio Funds and each may be all of the Fund’s portfolio or none of the Fund’s portfolio at any given time. The Fund’s fixed income investments, both direct and indirect through Portfolio Funds, may include mortgage backed securities, asset backed securities, commercial mortgage backed securities, non-agency mortgage backed securities, corporate investment grade securities, convertible securities, high yield-high risk bonds (commonly known as “junk bonds”), securities issued or guaranteed by certain U.S. Government agencies, instrumentalities and sponsored enterprises, exchange traded notes (“ETNs”) and global debt securities. The Fund’s equity investments, both direct and indirect through Portfolio Funds, may include dividend paying equity securities, real estate investment trusts (“REITs”), and preferred securities. The Fund’s equity investments will not be limited by sector criteria or market capitalization. The Fund’s allocation of its assets into various asset classes will depend on the views of the Advisor as to the best value relative to what is currently presented in the marketplace.

Comment 3. In the third paragraph of “Principal Investment Strategies”, in the parenthetical, explain that a passively managed ETF is not actively managed and provide a definition of leveraged and inverse ETFs.
Response. The Registrant has revised the disclosure as requested.
Comment 4. In the third paragraph of “Principal Investment Strategies”, please explain how the other types of equity securities are chosen as it currently only describes how the dividend paying equities are selected.
Response. The Registrant has revised the disclosure as follows:
The dividend paying equity Portfolio Funds are selected based on dividend yield and diversification. The preferred securities and REITs are selected based on their yield relative to traditional fixed income sectors.
Comment 5. In “Principal Risks of Investing in the Fund – Mortgage-Backed Securities Risk”, if applicable, please include the risks of investing in sub-prime mortgages, including that the liquidity of these investments could change dramatically over time, and note investments in sub-prime mortgages in the strategy.
Response. The Advisor has confirmed to the Registrant that investments in sub-prime mortgages are not a principal strategy of the Fund.
Comment 6. In “Principal Risks of Investing in the Fund”, please clarify which risks are direct risks and which are indirect through investments in Portfolio Funds.
Response. The Registrant has revised the disclosure as requested.
Comment 7. In “Principal Risks of Investing in the Fund – High Yield Risk”, if applicable, please include the risks of investing in junk mortgage-backed and asset-backed securities and note investments in this type of junk in the strategy.
Response. The Advisor has confirmed to the Registrant that investments in junk MBS and ABS are principal strategies of the Fund, so the Registrant has revised the High Yield Risk and strategy accordingly.

Comment 8. In “Principal Risks of Investing in the Fund – REIT Risk”, please add disclosure regarding sub-prime mortgages including that the liquidity of these investments could change dramatically over time.
Response. The Advisor has confirmed to the Registrant that investments in REITs with sub-prime mortgages are not a principal strategy of the Fund.
Comment 9. In “Principal Risks of Investing in the Fund – Foreign Securities and Emerging Markets Risk”, please add disclosure regarding investments in China.
Response. The Registrant has not added the disclosure requested because the Adviser has confirmed that investments in China is not a principal strategy of the Fund.
Comment 10. In “Principal Risks of Investing in the Fund – COVID-19 Risk”, please consider updating the disclosure to include that the Federal Reserve’s actions regarding interest rates and interest rate buybacks and the impact that such actions may have on the Fund.
Response. The Registrant has not revised the disclosure because the Registrant believes the topic is adequately disclosed under Fixed Income Risk.
Comment 11. Please add disclosure to the introduction to “Performance Information” explaining that the Fund’s sub-adviser was also terminated as of the date of the new strategy of the Fund. Please also move the index performance in the table to be after Class C performance.
Response. The Registrant has added the disclosure requested.
Additional Information about the Fund’s Investment Objectives, Principal Investment Strategies, and Risks
Comment 12. In “Principal Investment Strategies”, please revise the disclosure so that Item 4 is a summary of Item 9.
Response. The Registrant has reviewed the disclosure and believes that Item 4 is a summary of Item 9.
Comment 13. In “Principal Risks of Investing in the Fund – Liquidity Risk”, please consider revising the reference to a sub-adviser’s judgement given that the Fund no longer has a sub-adviser.
Response. The Registrant has revised the disclosure to reference the portfolio manager rather than sub-adviser.
SAI:
Comment 14. In “Portfolio Managers”, please provide the information for the portfolio managers of the former sub-adviser as well.
Response. The Registrant has provided the information requested.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle